FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 7, 2023

Item 1

Banco Santander, S.A., in compliance with the Spanish, Mexican and U.S. securities legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (“Banco Santander”), following its announcement dated October 21, 2022, announces that the Tender Offers (as defined below) commenced today, February 7, 2023.

Banco Santander is making concurrent cash tender offers in Mexico (the “Mexican Offer”) and the United States (the “U.S. Offer” and, together with the Mexican Offer, the “Tender Offers”) to acquire all of the issued and outstanding (i) Series B shares (the “Series B Shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and (ii) American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs”), in each case other than any Series B Shares or ADSs owned, directly or indirectly, by Banco Santander, and which collectively amount to approximately 3.76% of Santander Mexico’s outstanding share capital. Following the Tender Offers, Banco Santander intends to (a) deregister the Series B Shares from the Mexican National Securities Registry of the Mexican National Banking and Securities Commission (the “CNBV”) and delist such Series B Shares from the Mexican Stock Exchange (“BMV”), and (b) remove the ADSs from listing on the New York Stock Exchange and the Series B Shares and ADSs from registration with the U.S. Securities and Exchange Commission (the “SEC”) (items (a) and (b), collectively, the “Delisting”). The U.S. Offer is subject to the terms and conditions set forth in the U.S. Offer to Purchase filed with the SEC today and the Mexican Offer is subject to the terms and conditions set forth in the informative memorandum (folleto informativo).

The offer price to shareholders tendering their Series B Shares will be MX$24.52 in cash per Series B Share (and the U.S. dollar equivalent of MX$122.6 in cash per ADS), which corresponds to the book value of each Series B Share in accordance with Santander Mexico’s quarterly report for the fourth quarter of 2022, which was filed with the CNBV and the BMV on February 2, 2023 and is the last quarterly report filed by Santander Mexico with the CNBV and the BMV prior to the launch of the Tender Offers (the “Offer Price”).

In addition, Banco Santander announces that the Delisting has been approved by Santander Mexico’s extraordinary shareholders meeting held on November 30, 2022, at which 98.34% of Santander Mexico’s shares outstanding were represented, and which resolutions were approved with the affirmative vote of 98.31% of the Santander Mexico’s shares represented at such meeting.

Considering the foregoing, the Tender Offer in Mexico will be a delisting tender offer according to article 108 of the Mexican Securities Market Law.

Consummation of the Offers is subject to certain conditions, including the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico.

As further described in the U.S. Offer to Purchase filed with the SEC today, with respect to the U.S. Offer, and in the Mexican informative memorandum (folleto informativo) with respect to the Mexican Offer, the Tender Offers are expected to remain open from today, February 7, 2023, until March 8, 2023, unless extended. Notwithstanding the foregoing, the Offers period may be extended on one or more occasions at the discretion of Banco Santander in accordance with the terms of the Tender Offers.

The Tender Offers are consistent with Banco Santander’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and Santander Mexico as well as their long-term growth potential. The impact of the Tender Offers on Santander Group’s capital is not expected to be material.

Boadilla del Monte (Madrid), February 7, 2023

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, U.S. OFFER TO PURCHASE, THE TRANSACTION STATEMENT ON SCHEDULE 13E-3, SOLICITATION /RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE CNBV REGARDING THE TENDER OFFERS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFERS AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS.

Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx. The U.S. offer to purchase and related materials may also be obtained for free by contacting the information agent for the Tender Offers.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Forward-Looking Statements

This communication contains forward-looking statements which reflect management’s current views and estimates regarding the abilities of the parties to complete the Tender Offers and the expected timing of completion of the Tender Offers, among other matters. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the parties and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Tender Offers and related matters; prospective performance and opportunities; post-closing operations; the outlook for the business; filings and approvals relating to the Tender Offers; the expected timing of the completion of the Tender Offers; the ability to complete the Tender Offers considering the various conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.

A number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from Banco Santander’s or Santander Mexico’s expectations. Risks and uncertainties include, among other things, risks related to the Tender Offers, including uncertainties as to the timing of the Tender Offer; the possibility of business disruptions due to transaction-related uncertainty; uncertainties as to the availability of certain statutory relief under the U.S. securities laws; how many of Santander Mexico shareholders will tender their shares in the Tender Offers; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment, higher volatility in the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those set forth in the Tender Offer Statement on Schedule TO, the Transaction Statement on Schedule 13E-3, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents related to the Tender Offers filed with the SEC by Banco Santander and/or Santander Mexico from time to time. All forward-looking statements are based on information currently available and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 7, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance